SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 42)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000




        This Amendment No. 42 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), and the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the Schedule 14D-1.

Item 10.  Additional Information.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 21, 1997, Parent announced that a preliminary vote count by the independent inspector of election for the Pennsylvania Special Meeting indicated that the Company's shareholders overwhelmingly defeated the Articles Amendment. Parent also indicated that, pursuant to its previous pledge to Company shareholders, on January 22, 1997 it would amend the Offer to reduce the number of Shares sought to 8.2 million Shares (approximately 9.9% of the Common Shares outstanding as of December 5, 1996, the most recent date for which such information is publicly available).

 Item 11.  Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(94) Text of Advertisement appearing in newspapers commencing January 21, 1997.

        (a)(95) Text of Speech made by David R. Goode, Chairman, President and Chief Executive Officer of Parent, at the Pennsylvania Special Meeting on January 17, 1997.

        (a)(96) Press Release issued by Parent on January 21, 1997.

        (a)(97) Text of Letter sent by David R. Goode, Chairman, President and Chief Executive Officer of Parent, to David M. LeVan, Chairman, President and Chief Executive Officer of the Company and John W. Snow, Chairman, President and
                Chief Executive Officer of CSX on January 21, 1997.

        (a)(98) Press Release issued by Parent on January 21, 1997.


                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997

                              NORFOLK SOUTHERN CORPORATION


                              By: /s/ JAMES C. BISHOP, JR.
                              Name:  James C. Bishop, Jr.
                              Title: Executive Vice President-Law


                              ATLANTIC ACQUISITION CORPORATION


                              By: /s/ JAMES C. BISHOP, JR.
                              Name:  James C. Bishop, Jr.
                              Title: Vice President and General Counsel


                               EXHIBIT INDEX


Exhibit
Number                Description

(a)(94) Text of Advertisement appearing in newspapers commencing
        January 21, 1997.

(a)(95) Text of Speech made by David R. Goode, Chairman, President and Chief Executive Officer of Parent, at the Pennsylvania Special Meeting on January 17, 1997.

(a)(96) Press Release issued by Parent on January 21, 1997.

(a)(97) Text of Letter sent by David R. Goode, Chairman, President and Chief Executive Officer of Parent, to David M. LeVan,
        Chairman, President and Chief Executive Officer of the
        Company and John W. Snow, Chairman, President and
        Chief Executive Officer of CSX on January 21, 1997.

(a)(98) Press Release issued by Parent on January 21, 1997.